SO 3/16/04

04001747

UF 3-4-04

ED STATES
XCHANGE COMMISSION
ton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45755

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRAUTMAN WASSERMAN & COMPANY INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 FIFTH AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK BARBERA 212-575-5500 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
(Name – *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA (Address) NEW YORK (City) NY (State) 10004 (Zip Code)

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

RECD S.E.C.
FEB 27 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK BARBERA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRAUTMAN WASSERMAN & COMPANY INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GILLIAN TRAUTMAN
Notary Public, State of New York
No. 01TR5061573
Qualified in Queens County
Commission Expires, June 10, 2006

Notary Public

Signature

CHIEF FINANCIAL OFFICER

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRAUTMAN WASSERMAN & COMPANY, INC.

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2003

TRAUTMAN WASSERMAN & COMPANY, INC.

INDEX

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Shareholders of Trautman Wasserman & Company, Inc.:

We have audited the accompanying statement of financial condition of Trautman Wasserman & Company, Inc. (the "Company") as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Trautman Wasserman & Company, Inc. as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

February 10, 2004 Kaufmann, Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

TRAUTMAN WASSERMAN & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 25,008
Receivable from clearing organizations	496,769
Deposits with clearing organizations	125,000
Securities owned, at market value	9,547
Accounts receivable	5,305
Employee advances	49,374
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $362,918	51,453
Prepaid expenses and other assets	57,334
Total assets	$ 819,790

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 480,399
Accrued taxes	25,015
Total liabilities	505,414
Commitments and contingencies	
Shareholders' equity:	
Common stock, no par value; authorized 1,500 shares, issued 1,240 shares	200
Additional paid-in capital	1,671,172
Accumulated deficit	(1,356,996)
Total shareholders' equity	314,376
Total liabilities and shareholders' equity	$ 819,790

The accompanying notes are an integral part
of this financial statement.

TRAUTMAN WASSERMAN & COMPANY, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2003

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Trautman Wasserman & Company, Inc., (the Company), was incorporated on April 29, 1993 as a Delaware corporation. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc.

The Company operates as a "general securities introducing broker" whereby all transactions for customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2003, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations. The Company seeks to limit risk associated with non performance by customers by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records proprietary securities transactions in regular-way trades on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with the related commission income and expenses on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management with the resulting unrealized gains and losses reflected in the statement of operations.

Depreciation and amortization were computed using the straight-line method over the estimated useful lives of the assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2003, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

TRAUTMAN WASSERMAN & COMPANY, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2003

NOTE 3 - RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization represents cash held by the clearing organization for commissions generated in December 2003 and paid in January 2004, and residual balances from the Company's trading activity. The deposit with the clearing organization is required by the clearing agreement.

NOTE 4 - GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During 2003, the Company discontinued a business segment accounting for approximately $6,600,000 in gross revenues in 2003. This factor and pending litigation (as discussed in Note 6), may indicate that the Company will be unable to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Management has made significant cuts in operating expenses and is rigorously pursuing new business lines and revenue sources to re-establish a balance in the financial operations of the Company. Shareholders have contributed capital as necessary in the past and under the appropriate circumstances may do so again in the future to meet operating demands and net capital requirements.

NOTE 5 - INCOME TAXES

For income tax purposes, the shareholders have elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Corporate Franchise Tax Law. Accordingly, no provision has been made for Federal income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders. Local and state minimum taxes for the year ended December 31, 2003 are included in operating expenses.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

At December 31, 2003, the Company had lease commitments for office space expiring March 31, 2007 in New York, and March 31, 2005 in San Francisco. The approximate minimum annual lease payments are as follows:

TRAUTMAN WASSERMAN & COMPANY, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2003

NOTE 6 - CONTINUED

Year ended December 31	Minimum Lease payments
2004	$ 475,071
2005	355,891
2006	329,289
2007	82,322
	$ 1,242,573

The Company is named in several legal actions brought by customers and former employees amounting to approximately $285,000. In addition, the Company and a senior officer have been named in a complaint file by the NASD concerning sales practices in connection with a block trade. The SEC, NASD and the New York State Attorney General's office have also subpoenaed the Company's records in connection with mutual fund "market timing" transactions relating to its mutual fund management business that has been discontinued. As is the case with other companies in similar businesses, the Company faces exposure from actual or potential claims and legal proceedings. The ultimate outcome of these matters cannot presently be determined, and their resolution against the Company could be material. The allegations are being vigorously defended by management. The financial statements do not include any adjustments that may be necessary from any unfavorable litigation results.

NOTE 7 - RELATED PARTY TRANSACTIONS

In accordance with an agreement between the Company and a related party, certain operating expenses of the Company are paid by the related party. Under the agreement, the related party allocates expenses to the Company in amounts proportionate to the relative operations of the two Companies, including salaries, rent, utilities and other operating expenses.

NOTE 8 - REGULATORY REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. The Company is required to maintain minimum capital equal to $100,000. At December 31, 2003, the Company had net capital of $149,477 which was $49,477 in excess of the required minimum net capital at that date. The Company's aggregate indebtedness to net capital ratio was 3.38 to 1.